Exhibit 99.3

D ^ĞǀĞŶ ^ƚĂƌ ƋƵŝƐŝƚŝŽŶ ŽƌƉ͘ ƵƐŝŶĞƐƐ ŽŵďŝŶĂƚŝŽŶ ǁŝƚŚ <ĂŝǆŝŶ ƵƚŽ 'ƌŽƵƉ /ŶǀĞƐƚŽƌ WƌĞƐĞŶƚĂƚŝŽŶ EŽǀĞŵďĞƌ ϮϬϭϴ

Disclaimer

Important Notice Regarding Forward-Looking Statements and Non-GAAP Measures

This presentation contains certain "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transaction between CM Seven Star Acquisition Corporation ("CMSS"), Renren Inc. ("Renren") and Kaixin Auto Group ("Kaixin") and the transactions contemplated thereby, and the parties, perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words "expect," "believe," "estimate," "intend," "plan" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of CMSS and Kaixin to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Kaixin or CMSS; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of CMSS's common stock; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kaixin and CMSS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;

2

3 Disclaimer (ix) the risk that the combined company may be unable to achieve cost - cutting synergies or it may take longer than expected to achieve those synergies; and (x) risks associated with the financing of the proposed transaction. A further list and descript ion of risks and uncertainties can be found in CMSS’s Annual Report on Form 10 - K for the fiscal year ending December 31, 2017 filed with the SEC, in CMSS’s quarterly reports on Form 10 - Q filed with the SEC subsequent thereto and in the proxy statement on Schedule 14A that will be filed with the SEC by CMSS in connection with the proposed transaction, and other documents that the parties may fi le or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or s hou ld underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forwar d - looking statements. Accordingly, you are cautioned not to place undue reliance on these forward - looking statements. Forward - look ing statements relate only to the date they were made, and CMSS, Renren, Kaixin , and their subsidiaries undertake no obligation to update forward - looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. This presentation includes non - GAAP financial measures including adjusted EBITDA and adjusted EBITDA margin. They are measures that provide supplemental information that CMSS and Kaixin believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside GAAP measures such as net income, operating income and gross profit. Adjustd EBITDA excludes the financial impact of items management does not consider in assessing the ongoing operating performance of CMSS, Kaixin , or the combined company, and thereby facilitates review of its operating performance on a period - to - period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of C MSS , Kaixin or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, CMSS and Kaixin believe adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other comp ani es. The presentation of adjusted EBITDA in these materials should not be construed as an inference that Kaixin’s future results will be unaffected by unusual or non - recurring items.

Disclaimer

Additional Information and Where to Find It

In connection with the transaction described herein, CMSS will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement on Schedule 14A. Promptly after filing its definitive proxy statement with the SEC, CMSS will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. INVESTORS AND SECURITY HOLDERS OF CMSS ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT CMSS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CMSS, KAIXIN AND THE TRANSACTION. The preliminary proxy statement, the definitive proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by CMSS with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov).

Participants in Solicitation

CMSS, Kaixin, Renren, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of CMSS common stock in respect of the proposed transaction. Information about CMSS's directors and executive officers and their ownership of CMSS's common stock is set forth in CMSS's Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

4

Transaction Overview

CM Seven Star Acquisition Corp[1]

$208 million in trust capital[2]

Managed by Sing Wang and sponsored by a fund managed by a subsidiary of **China Minsheng Financial Holding Corporation**

+

Kaixin Auto Group

A Leading Chinese Used Car Dealership Group owned by **Renren,** invested by **Softbank**

开心汽车 KAIXIN AUTO

Kaixin Auto Group
(NASD: KXIN)

Key Transaction Highlights

- Approximately 28.3 million shares initial consideration[3]
- Renren rolling 100% of its equity (~46% pro-forma initial ownership)[4]
- Significant earnouts tied to financial and stock performance
- 0.7x '20E sales and 8.0x '20E Adj. EBITDA[5]
- Minimum $5 million cash closing condition
- Expected closing Q1 '19

(1) CM Seven Star is sponsored by SVF, a Fund managed by CMAM, a wholly owned subsidiary of CMFH
(2) As of June 30th, 2018
(3) Does not include approximately 4.7 million shares reserved under a management equity incentive plan, a portion of which will be issued at closing
(4) Assumes no redemptions from trust proceeds
(5) Based on management estimates

5

Transaction Rationale 6 Exposure to Huge and Rapidly Growing Market 1 &Ž ƵƐĞĚ ŽŶ ,ŝŐŚ sĂůƵĞ ^ĞŐŵĞŶƚ Ϯ ŝĨĨĞƌĞŶƚŝĂƚĞĚ ƵƐŝŶĞƐƐ DŽĚĞů 3 Discounted Valuation to Comps 5 Earnouts Tied to Business and Stock Price Performance 6 dƌƵƐƚ WƌŽ ĞĞĚƐ ƚŽ &ƵŶĚ ǆƉĂŶƐŝŽŶ ϳ ǆƉĞƌŝĞŶ ĞĚ DĂŶĂŐĞŵĞŶƚ dĞĂŵ 4

1 The Chinese Used Car Market is in its Infancy

China has the second largest car parc and the highest new car sales in the world, but the used car market remains underpenetrated by comparison to the US market

China New and Used Car Sales
(in millions of units)



0.28 x
0.32 x
0.38 x
13.8
14.5
15.5
17.9
19.7
21.2
24.4
24.7
3.9
4.3
5.1
5.7
6.5
6.8
7.9
9.3
2010
2011
2012
2013
2014
2015
2016
2017
Used
New
Ratio

United States New and Used Car Sales
(in millions of units)



1.9 x
2.6 x
2.5 x
3.3 x
2.3 x
25
42
44
35
39
13
15
17
11
17
1976
1981
1986
1991
1996
2001
2006
2011
2016
Used
New
Ratio

	US	China
Total car parc (million of units, 2017)	200	185
Cars per capita (units, 2017)	0.6	0.1
New car sales (million of units, 2017)	17.3	24.7
Used car sales (million of units, 2017)	41.5	9.3
Used car to total car parc ratio	0.21 x	0.05 x
Used car to new car sales ratio	2.4 x	0.4 x

Source: US Bureau of Transportation Statistics, China Association of Automobile Manufacturers, China National Bureau of Statistics, iResearch. All data references passenger car only

7

1 High Growth Market Poised to Accelerate

Chinese used car sales market (in billions of USD)



+15%
+21%
44
52
64
64
69
90
111
136
165
197
231
2012
2013
2014
2015
2016
2017
2018E
2019E
2020E
2021E
2022E

Key Growth Drivers:

- Growing new car sales and total car parc
- Increasing vehicle change frequency
- Rising average selling price
- Improved quality control and pricing transparency helps consumer confidence
- Improved access to financing with lower LTV
- Relaxation of inter-provincial registrations



90
+67%
+41%
+56%
231
2017
Car Parc
Frequency
Unit Price
2022E

Source: China Automobile Dealers Association, Chinabaogao, iResearch. All data references passenger car only

Note: Historical RMB figures converted to USD at the annual average exchange rate for their respective year. FX used for converting estimate RMB figures of 6.93 RMB/1.00 USD

8

2 Focused on Highest Value Segment

Premium Market Focus:

- Highest growth segment of market
- Disproportionate value
- Geographically concentrated with ability to profitably serve other markets with newly relaxed inter-province registration rules
- Better margins and opportunities for more ancillary business

While each top 10 city captures only 1-3% of volume, they represent 3-7% of total market value

2017 Chinese Used Car Market by City



Value
Units
39.0%
42.6%
19.8%
11.3%
68.9%
18.4%
Top 10
Top 11-20
Oher

Volume and Average Unit Price by Market Tier
(units in millions, AUP in USD)



6.4
$ 20,460
$ 15,385
$ 5,364
1.8
1.1
Top 10
Top 11-20 Cities
Rest

Market Value Growth by Segment
(in USD, billions)



Period Growth
231
197
165
136
111
90
85
72
59
48
38
31
75
62
50
40
32
24
71
63
56
48
41
35
+54
+51
+36
2017
2018E
2019E
2020E
2021E
2022E
Low
Mid
Premium

Source: China Automobile Dealers Association, Chejiahao, iResearch. All data references passenger car only
Note: RMB figures converted to USD at FX of 6.89 RMB/1.00 USD as of November 2nd, 2018

9

3 Differentiated Business Model

Key market characteristics:

- China's used car market is huge and rapidly growing to become the largest in the world
- Premium segment provides greatest growth in value and is concentrated in top markets
- China's used car market remains highly fragmented, with 80% of volume through mom & pops
- Lacking scale leads to inefficient sourcing, poor price transparency, inconsistent quality and consumer skepticism
- Financing options are limited

Market evolution requires:

- **Brand:** Recognized brand to instill trust and facilitate marketing
- **Scale:** Better sourcing, inventory management, ability to provide value added services
- **Capital:** Consolidate dealers, grow inventory, value added service capability, financing
- **Technology:** Enhance user experience, manage inventory, pricing insight, marketing

Kaixin's solution:

- Second mover advantage as existing China models have not found success of US dealers
- Leverage established brand with online credibility
- Use big data for advantage in sourcing, pricing, marketing, management systems
- Acquire owned dealerships in high value and return markets
- Further consolidate market and provide capital, technology and scale to affiliated dealers
- Drive value added services to further monetize transactions, improve margins and returns, maximize customer and affiliated dealer retention

10

• Kaixin’s “internet gene” at core of network and big data to cross sell multiple high gross margin services • Provide consumer financing, insurance, and extended warranty products • Complete after - sale services increase revenue, margin and customer retention • Smaller dealerships affiliated within areas of KSOD • Independence with profit sharing • Network benefits from brand, scale, capital, systems, and experience • Dealers enjoy better sourcing, inventory management, profitability ‡ >Ž ĂƚŝŽŶƐ ĨŽ ƵƐĞĚ ŽŶ ŬĞǇ ƉƌĞŵŝƵŵ Ăƌ ŵĂƌŬĞƚƐ ‡ ŝŵ ƚŽ ƐĞ ƵƌĞ ůĂƌŐĞƐƚ ͕ ŵŽƐƚ ƉƌŽĨŝƚĂďůĞ͕ ŚŝŐŚĞƐƚ ƌĞƚƵƌŶ ‡ WĂƌƚŶĞƌ ǁŝƚŚ ƐƵ ĞƐƐĨƵů͕ ůŽ Ăů͕ ĂŶĚ ĨƵůůǇ ĂůŝŐŶĞĚ ĞŶƚƌĞƉƌĞŶĞƵƌƐ ‡ ^ĞůĨ Ͳ ŽǁŶĞĚ ĚĞĂůĞƌƐ ŽƉĞƌĂƚĞ ĂƐ ŚƵďƐ ĨŽƌ ĂĨĨŝůŝĂƚĞƐ ǁŝƚŚŝŶ ƐƉĞ ŝĨŝ ƌĞŐŝŽŶ >ĞĂĚŝŶŐ ƵƐĞĚ Ăƌ ĚĞĂůĞƌƐŚŝƉ ĨŽƌ ƚŚĞ ƉƌĞŵŝƵŵ ƐĞŐŵĞŶƚ Self - Owned Dealer (KSOD) Affiliated Network Dealer (KAND) Value Added and After Sale Services (VAASS) Business Model Overview 3

3 Development Roadmap

开心汽车 KAIXIN AUTO

Transformed from a financing platform to a leading used car dealership network

2015	2017	2018	2019
Tech-enabled financing platform	**Self-owned dealer network expansion**	**Affiliated dealer network expansion**	**After sale services expansion**

Business model

Renren Fenqi	Kaixin Auto	Kaixin Auto	Kaixin Auto
• Obtained leasing, factoring license • Initiated dealer floor plan financing • Listed first ABS on SSE **Renren Jinkong** • Expanded floor plan financing to 1,000+ dealers in 50+ cities	• Determined to operate in the premium used car market by providing capital , tech and marketing support to dealers • Launched dealer JV partnership in top markets, operated as the largest premium used car dealership network in China	• Commenced affiliated dealership model in Wuhan • Establishing expansion plan for national dealership network • Multiple capital sources to fund expansion	• Consumer financing solutions and auto services operations fully launched with expansion plan leveraging existing KSOD / KAND hub-and-spoke • Repair and maintenance network to increase customer touch points

Key takeaway from each stage

• Gained deep insight on used car market across the country • Understood the importance of controlling the underlying financial asset	• Focused business on premium used car sales • Optimized big data insight	• Identified dealer network expansion strategy as growth driver	• Capitalize on higher trade-in frequency of premium car segment with high-touch customer service

12

• Leverage network and data to innovate and provide extended services • Expand products and services to a wider customer base and enhance customer satisfaction and loyalty • Fragmented market with ~ 200 , 000 dealers nationwide • Addressable market for consolidation ~ 150 , 000 , mostly mom and pop shops • Expand geographic reach, consolidate the market to gain share ‡ EĞƚǁŽƌŬ ŽǀĞƌƐ ϭϰ ŝƚŝĞƐ ŝŶ ůƵĚŝŶŐ ŬĞǇ ƉƌĞŵŝƵŵ ŵĂƌŬĞƚƐ ‡ ĚĚŝƚŝŽŶĂů ĚĞĂůĞƌƐ ƚŽ ŽǀĞƌ Ăůů ŬĞǇ ƉƌĞŵŝƵŵ ŵĂƌŬĞƚƐ ‡ ZĂŵƉ ƵƉ ŽĨ ƵŶŝƚ ƐĂůĞƐ ƚŚƌŽƵŐŚ ĞǆŝƐƚŝŶŐ ŶĞƚǁŽƌŬ ĂŶĚ ŝŶ ƌĞĂƐĞ ŵĂƌŬĞƚ ƐŚĂƌĞ ^ŝŐŶŝĨŝ ĂŶƚ ŐƌŽǁƚŚ ŽƉƉŽƌƚƵŶŝƚŝĞƐ ǁŝƚŚ ƵƌƌĞŶƚ ŵŽĚĞů Self - Owned Dealer (KSOD) Affiliated Network Dealer (KAND) Value Added and After Sale Services (VAASS) Note: Projections based on management budget . Converted to USD at 6.89 RMB/1.00 USD as of November 2 nd , 2018. Number of units sold, GMV, revenues , loans facilitated, and gross margin are rounded and approximately. GMV, units sold and gross margin do not include Jinan JV, to be disposed before closing of business combination 1. KOSD/KAND gross margin based on GMV for comparability purposes; KAND business revenue is recognized on net basis, thus the accounting gross margin is 100%, the numbers shown are margins based on GMV, of which Kaixin and KANDs share on the 80%/20% basis, respectively 2. VAASS' gross margin for the entire business division. Most of current business represents B2C financing, as an origination fe e, that carries 100% margin while after sales books +40% margin Size of Addressable Market 'ƌŽƐƐ DĂƌŐŝŶ ࡱ ϲ͘ϴ ࡱ ϭϰ ࡱ ϭϲ #of Units Sold (‘000) ࡱ ϱ͘ϲ й ࡱ ϲ͘ϭ й ࡱ ϲ͘ϱ й ƵƌƌĞŶƚ ^ŚŽƌƚ dĞƌŵ DĞĚŝƵŵ dĞƌŵ ࡱ Ϭ͘ϯ ࡱ Ϯϯ ࡱ ϯϯ ࡱ ϲ͘Ϭ й ࡱ ϲ͘ϱ й ࡱ ϲ͘ϱ й ƵƌƌĞŶƚ ^ŚŽƌƚ dĞƌŵ DĞĚŝƵŵ dĞƌŵ ; ϭ Ϳ ; Ϯ Ϳ ࡱ ϲ͘Ϭ ࡱ ϴϬ ࡱ ϭϯϬ ࡱ ϵϱ й ࡱ ϴϴ й ࡱ ϵϬ й ƵƌƌĞŶƚ ^ŚŽƌƚ dĞƌŵ DĞĚŝƵŵ dĞƌŵ ZĞǀĞŶƵĞƐ ; h^ ŵŶ Ϳ ([SDQVLRQ 6WUDWHJ\ ϯ ࡱ ϰϬϬ ࡱ ϴϱϬ ࡱ ϵϲϱ 'Ds ; h^ ŵŶ Ϳ ࡱ ϭϲ ࡱ ϭ͕ϭϱϬ ࡱ ϭ͕ϱϳϬ ࡱ ϰ͕ϱϳϬ >ŽĂŶƐ ĨĂ ŝůŝƚĂƚĞĚ ;h^ ŵŶͿ ࡱ ϮϱϬ ࡱ Ϯ͕ϳϯϱ ; ϭ Ϳ

3 Creating a Strong Dealer Network

Model enables traditional car dealer intermediaries with technology, capital and brand, to expand and leverage their business

开心汽车 KAIXIN AUTO

SaaS platform | Capital support | Brand support

- Provide technology, capital and branding support to KSOD and KAND, however, only provide technology support to marketplace dealers
- Offer full services in store owned by Kaixin's KSOD dealers, however, only offer value added services in store owned by marketplace dealers
- Provide advertising platform of premium used car market in Kaixin's official website and app

Dealers

KX Service Offerings

Automobile sales | Aftermarket auto services | Value added services

Chinese customers

KX platform benefits for KSOD

- Premium car sourcing
- Volume expansion
- Risk sharing

KX platform benefits for KAND

- Capital support
- Operation support
- Profit Sharing
- Potential Exit

Marketplace dealers

14

3 Self-Owned Dealership Selection Process

Dealer selection process in a targeted city

1 Marketplace dealers

- Connect with 50-200 dealers within each city through market coverage (e.g. floorplan financing, consumer auto loan, and insurance)
- Obtain operational performance insight

100% of dealership network

2 Large scale dealership partners

- Select dealers with large scale operation:
  - Premium used car sales as major source of revenue
  - Good reputation from past cooperation, customers and market

30% of dealership network

3 Shortlisted dealership partners

- Understand dealers' appetite for potential JV partnership
- Perform due diligence on potential partner, including monthly revenue, gross and net profit, past cooperation with Kaixin, fleet size, turnover rate and other credit data

5-10 dealers per city

- Form a new joint venture with the selected dealer → **KSOD**

15

3

Affiliated Dealership Model

Affiliated dealership model to tackle car sourcing and increase KSOD revenue

Performed by KSOD dealers | Involved KAND dealers

Sourcing → Inspection → Reconditioning → Storage → Sales

- KAND dealers supply KSOD with complementary car source, enlarging KSOD premium used car coverage and ensuring steady supply

- KAND dealers receive percentage of profit upon successful sales
- Premium cars sourced from KAND dealers sold through same district's KSOD dealer

KAND

Profile
- Local dealers with diverse source of premium used cars
- Lack of inventory storage and management capabilities

\+

KSOD

Profile
- Strong financing ability through floor plan financing
- Solid warehouse and inventory management system
- Seasoned online sales platform and offline sales team

Identified local dealers with strong sourcing capabilities through legacy financing business and KSOD cooperation

- Build complementary car source coverage within KSOD operating region
- Broaden Kaixin's brand reach to nearby regions and cities for car sourcing and customers

Source: Management information

16

3 SaaS Enabled Platform

Kaixin offers dealers access to SaaS management technology and market data analysis

Kaixin SaaS platform

- Enhance dealers' management capabilities
- Maintain central management over self-owned dealers

Core KX SaaS Components

Inventory	Sales Profile Management	Financial Management	Enterprise Management

Degree of influence of SaaS on business process

Sourcing	Inspection	Reconditioning	Storage	Sales
★★★	★★	★	★★★	★★★

Big data analysis

Pricing is highly dependent on quality of vehicle

Accurate pricing insight to dealers based on market data

- Data source originates from multiple online used car sales platforms
- Perform data analysis on specific market where dealers operate
- Supply of premium used car by brand over 2 weeks
- Comparison of inventory with market supply

17

3 Ecommerce Platform

Kaixin's internet gene enhances the retail platform through its globally direct sales (SDR) engine and the development of a video online community for premium car owners

Customer acquisition flow

Personalized News Feed based on Interest


发现

Self-serve eCommerce platform with wide selection


开心汽车

Real-time online help to find the right vehicle through chat, live video feed, virtual test drive



18

3 VAASS Enhances Revenue, Customer Engagement

Value Added Services – Financing and Insurance

- Kaixin acts as market facilitator to originate consumer auto credit and insurance solutions on behalf of financial partners
- Not involved in underwriting process, taking no credit risk and providing no credit guarantees
- Broadens customer base and gains market insight
- Fee of 1%-3% of the loan amount provides high margin, ancillary revenue stream

Number of loans originated and average loan size
(USD in thousands)



$21.5
$23.7
$25.1
307
2,782
4,870
H1 '17
H2 '17
H1 '18



After Sales Services – Repair & Maintenance

- Kaixin has recently initiated repair and maintenance services to extend customer retention, enhance satisfaction and increase their loyalty
- Increases customer touch points, deepening relationship, particularly with buyers of premium cars
- Expected to generate profitable added revenue stream in the medium term

Source: Management information

19

开心汽车 KAIXIN AUTO

4 Management Team: Internet + Auto + Finance



Joseph Chen
Chairman
renren | Stanford University



Chen Ji
Chief Executive Officer
renren | 糯米 | Baidu 百度



Thomas Ren
Chief Financial Officer
renren | KPMG



Jun Ma
Chief Technology Officer
Google | 网信集团 NCF GROUP

Business Operations



Jinfeng Xie
VP Sales
去哪儿? Qunar.Com | Alibaba.com



Kai Wang
Director Consumer Finance
INVACARE



Li Cai
Director Risk Management
citibank | ICBC

Capital Operations



Lin Zhu
VP Capital Markets
浦发银行 SPD BANK



Jintao Yu
Director Business Development
renren | FAR EASTONE 遠傳

Support Operations



Xiaoguang Li
VP Marketing
车置宝 | mi



Yan Yue
Director Human Resources
renren

20

5,6 Transaction Overview

开心汽车 KAIXIN AUTO

Estimated Sources and Uses [1,2]

(in millions of USD)

Sources		Uses	
Trust proceeds [3]	208.4	Rollover equity	330.0
Stock consideratiion	330.0	Cash to balance sheet	198.6
		Fees & expeneses	9.7
Total sources	**$538.4**	**Total uses**	**$538.4**

Ownership Summary



Sponsor
9.3%
Renren
46.0%
Public
36.9%
ESOP (4)
7.7%

Implied Initial Valuation [1,2,3]

(in millions of USD, except per share data)

Shares outstanding	61.4
Share price	10.00
Market cap	**$614.4**
Total debt	50.6
Cash	(210.8)
Enterprise value	**$454.2**

Transaction Multiples [5]

15.7 x '19E Adj. EBITDA ($35.2)

8.0 x '20E Adj. EBITDA ($81.3)

Earnout [1]

(in millions of USD, share data in millions)

	2019		2020	
Metric	Threshold	Shares	Threshold	Shares
Revenue	$725.7	1.95	-	-
Adj. EBITDA (low)	21.8	3.90	49.3	4.875
Adj. EBITDA (high)	29.0	7.80	69.7	9.750

- 2019 earnout shares will be awarded if during 15 month after the closing, the stock price > $13.00 (for any 60 days during a period of 90 trading days)
- All earnout shares will be awarded if during 30 month after the closing, the stock price > $13.50 (for any 60 days during a period of 90 trading days)
- Shares are issued proportionally between low/high thresholds

1. *RMB figures converted to USD at FX of 6.89 RMB/1.00 USD as of November 2nd, 2018*
2. *Assumes no redemptions from trust proceeds*
3. *As of June 30th, 2018*
4. *Denotes approximately 4.7 million total shares reserved under a management equity incentive plan (only a portion of these shares will be issued at closing)*
5. *Includes earnout shares issued based on the achievement of financial projections*

21

^ŽƵƌ Ğ͗ ĂƉŝƚĂů /Y Ăƚ ůŽƐĞ ŽĨ EŽǀĞŵďĞƌ Ϯ ŶĚ ͕ ϮϬϭϴ ϭ ͘ ĚũƵƐƚĞĚ /d ĨŽƌ <ĂŝǆŝŶ &RPSDUDEOH 9DOXDWLRQ d sͬ^ĂůĞƐ ϱ͕ϲ Eͬ Eͬ d sͬ /d ; ϭ Ϳ

5,6 Comparable Analysis

开心汽车 KAIXIN AUTO

Key Metrics		China			U.S.	
	Kaixin	Car King	Guazi	Uxin	Carmax[1]	Carvana
TAM (2017 A)		9.3mn units / USD87bn			39.2mn units / USD764bn	
Valuation	USD454mn	N/A	N/A	c.USD1.9bn	c.USD25.9bn	c.USD7.2bn
Car Revenue Recognition	KSOD: Gross KAND: Net	Gross	Net	Net	Gross	Gross
Gross Merchandise Value (2017A)	USD95mn[2]	N/A	N/A	GMV: USD6,641mn Used Car (2C): 40% Used Car (2B): 60%	GMV: USD16,574mn Used Car: 87% Wholesale Car : 13%	GMV: USD825mn Used Car : 97% Wholesale Car: 13%
Revenue Breakdown (2017A)	Revenue: USD117mn[2] Car Sales (2C): 76% Loan Financing: 23% Others: 1%	N/A	N/A	Revenue: USD299mn Used Car (2C): 12% Used Car (2B): 27% 2C Loan Facilitation: 48% Others: 13%	Revenue: USD16,637mn Used Car: 80% Wholesale Car : 12% Others: 8%	Revenue: USD859mn Used Car: 93% Wholesale Car:3% Others: 4%
2018E-2020E Revenue CAGR	57.0%	N/A	N/A	64.6%	6.9%	65.4%
Gross Merchandise Value Margin (2017A)	KSOD: 5%-6%[3] KAND: 6%-6.5%[4]	N/A	N/A	Used Car (2C): 3.0%[5] Used Car (2B): 0.9%	Used Car: 10.9% Wholesale Car: 18.0%	Used Car: 4.1% Wholesale Car: 6.5%
Average selling price (2017A)	USD51k/Car	USD19k-22k/Car	c.USD10k/Car	Overall: USD11k/Car Used Car (2C): USD14k/Car Used Car (2B): USD8k/Car	Overall: USD15k/Car Used Car: USD20k/Car Wholesale Car: USD5k/Car	Overall: USD16k/Car Used Car: USD18k/Car Wholesale Car: USD4k/Car

Source: Company information, expert interviews, desktop research, Capital IQ market data as of November 2nd, 2018

1. *Fiscal year ends at February 28th*
2. *Gross Merchandise Value and Revenue of Kaixin does not include Jinan JV, to be disposed before closing of business combination*
3. *GMV Margin of Kaixin represent normalized range (2017 was a ramp-up year)*
4. *KAND business revenue is recognized on net basis, thus the accounting gross margin is 100%,. Numbers shown are margins based on GMV of which Kaixin and KANDs share on the 80%/20% basis, respectively*
5. *Uxin's gross margin includes the result of its 2C loan facilitation business in which Uxin takes credit risk by providing guarantee on full repayment of principal and accrued and unpaid interest to its financing partners*

23

Key Operating & Financial Metrics



Units Sold
(in units, thousands)
50
40
30
20
10
0
7.1
0.3
6.9
24.5
13.1
11.4
37.6
23.2
14.5
2018E
2019E
2020E
KSOD
KAND



Average Unit Price
(in thousands of USD)
80
60
40
20
0
59.1
53.3
57.6
47.9
58.6
49.9
2018E
2019E
2020E
KSOD
KAND



Number of Locations
(in units)
250
200
150
100
50
0
18
4
14
173
157
16
209
192
17
2018E
2019E
2020E
KSOD
KAND



Revenues
(in millions of USD)
1,200
1,000
800
600
400
200
0
400
730
990
2018E
2019E
2020E



Gross Profit
(in millions of USD)
200
150
100
50
0
19
108
183
2018E
2019E
2020E



Adj. EBITDA
(in millions of USD)
100
80
60
40
20
0
-20
-40
(19)
35
81
2018E
2019E
2020E

Source: Projections are based on management budget and converted to USD at the exchange rate of RMB 6.93/USD 1.00
Note: Projection assumptions of Kaixin do not include Jinan JV, to be disposed before closing of business combination

24

Investment Summary

- Largest player in premium pre-owned car segment with huge and rapid growth potential in this industry
- Highly scalable business model through "Affiliate Network" powers growth
- Well positioned to capitalize on growth in large cities and also expand to smaller markets – goal to establish nationwide dealer network
- Technology platform optimizes dealer operations and utilizes big data to provide insight into market dynamics and identify opportunities
- Significant opportunity for robust growth in revenue at attractive margin translates into profitable growth in 2019

Source: Management

25